Exhibit 99.5

17 January 2025
Nexxen International Ltd

(“Nexxen” or the “Company”)

Share buyback-transaction in own shares

Nexxen International Ltd. (AIM/NASDAQ: NEXN) ("Nexxen" or the "Company"), a global, flexible advertising technology platform with deep expertise in data and advanced TV, announces that on 16 January 2025 it bought-back 100,000 ordinary shares of NIS0.01 each in the capital of the Company ("Ordinary Shares") in the AIM market at an average price of 405.85 pence per Ordinary Share. The Ordinary Shares were acquired through Cavendish Capital Markets Limited, pursuant to the Company’s Buyback Programme on the AIM market as announced on 19 November 2024 and will be reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon) and will be held in treasury.

Total Voting Rights

For the purposes of the Financial Conduct Authority’s Disclosure and Transparency Rules, Nexxen notifies the market that as at the date of this announcement, the Company’s issued share capital consists of 197,928,093 ordinary shares with a nominal value of NIS0.01 each (“Ordinary Shares”), with (i) 5,629,680 of such Ordinary Shares held by a subsidiary of the Company without voting rights under the Israeli Companies Law, and (ii) 62,248,072 of such Ordinary Shares held by the Company and classified as dormant shares in Treasury under the Israeli Companies Law (without any rights attached thereon). Therefore, the total number of Ordinary Shares with voting rights is 130,050,341.

The above figure of 130,050,341 Ordinary Shares may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, the share capital of the Company under the FCA’s Disclosure and Transparency Rules.

For further information please contact:

Nexxen International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia / Peter Jacob
Tel: +44 20 7390 0230 or nexxen@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Seamus Fricker / Rory Sale (Corporate Finance)
Tim Redfern / Jamie Anderson (ECM)
Tel: +44 20 7220 0500

The information communicated in this announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No. 596/2014. The Company confirms that it is no longer in possession of any unpublished price sensitive information.

About Nexxen

Nexxen empowers advertisers, agencies, publishers and broadcasters around the world to utilize data and advanced TV in the ways that are most meaningful to them. Our flexible and unified technology stack comprises a demand-side platform ("DSP") and supply-side platform ("SSP"), with the Nexxen Data Platform at its core. With streaming in our DNA, Nexxen's robust capabilities span discovery, planning, activation, monetization, measurement and optimization - available individually or in combination - all designed to enable our partners to achieve their goals, no matter how far-reaching or hyper niche they may be.

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on the London Stock Exchange (AIM: NEXN) and NASDAQ (NEXN). For more information, visit www.nexxen.com.